News Release
Bema, Arizona Star and Barrick Complete Agreement on Cerro Casale

Vancouver, June 27, 2006 - Bema Gold Corporation (“Bema”) is pleased to announce that it has entered into definitive agreements with Barrick Gold Corporation (“Barrick”) and Arizona Star Resource Corp. (“Arizona Star”) and that Bema and Arizona Star are proceeding to complete the acquisition of Barrick’s (formerly Placer Dome Inc.’s) 51% of the shares of Compania Minera Casale (“CMC”), the owner of the Aldebaran Property in northern Chile. The definitive agreements are pursuant to the agreement in principle with Placer Dome to sell its interest in CMC announced on October 26, 2005. The transfer of Barrick’s interest is expected to occur in the next week upon completion of closing requirements in Chile.

Under the terms of these agreements, Bema and Arizona Star will jointly pay to Barrick US$10 million upon a decision to construct a mine at Cerro Casale and either (a) a gold payment beginning 12 months after commencement of production consisting of 10,000 ounces of gold per year for five years and 20,000 ounces of gold per year for a subsequent seven years; or (b) a cash payment of US$70 million payable when a construction decision is made, at the election of Bema and Arizona Star.

Cerro Casale, discovered by Bema and Arizona Star, in 1996, is one of the world’s largest undeveloped gold and copper deposits, with an estimated mineral reserve (100%) of 1.035 billion tonnes containing 23 million ounces of gold and 6 billion pounds of copper with an average grade of 0.69 g/t gold and a copper grade of 0.26% . According to the feasibility study updated by Placer Dome Inc. in March 2004, the mine was projected to produce approximately 975,000 ounces of gold and 280 million pounds of copper annually for 18 years.

Bema and Arizona Star are in the process of completing a review and update of the March 2004 Feasibility Study Update for the Cerro Casale Project which has evaluated and modified ore processing concepts and updated the operating and capital costs. The results of this study will be announced shortly.

“Clive Johnson”
Chairman, CEO, President

For more information please visit our website at www.bema.com or to speak to a Company representative please contact: Ian MacLean Vice President, Investor Relations 604-681-8371, investor@bemagold.com

Some of the statements contained in this release are "forward-looking statements" within the meaning of Canadian Securities legislation and Section 21E of the Securities Exchange Act of 1934. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to differ materially from the anticipated results, performance or achievements expressed or implied by such forward-looking statements. Forward-looking statements in this release include statements regarding: the Company's projections regarding gold production in future periods. Factors that could cause actual results to differ materially from anticipated results include risks and uncertainties such as: risks relating to estimates of reserves, mineral deposits and production costs; mining and development risks; the risk of commodity price fluctuations; political and regulatory risks; risks of obtaining required operating permits and other risks and uncertainties detailed in the Company's Form 40-F Annual Report for the year ended December 31, 2004, which has been filed with the Securities and Exchange Commission, and the Company's Renewal Annual Information Form for the year ended December 31, 2004, which is available under the Company's name at www.sedar.com. The Company disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.